

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2022

Richard Edelson
Chief Executive Officer
NEW FRONTIER ENERGY INC
5764 North Orange Blossom Trail
PMB 6000
Orlando, FL 32810

> **Re: NEW FRONTIER ENERGY INC**
> **Offering Statement on Form 1-A**
> **Filed February 14, 2022**
> **File No. 024-11807**

Dear Mr. Edelson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed February 14, 2022

Business, page 20

1. You disclose that after an extended period of dormancy, during which period you were a "shell company," which included a custodial period that extended from December 30, 2020 to April 26, 2021, your former sole officer and director, Elliott Polatoff, acquired control of your company. You further disclose that following this change in control, your Board of Directors determined to enter the real estate development and management business, and on January 16, 2022, your current sole officer and director, Richard Edelson, acquired control of your company from Mr. Polatoff. Please revise to clarify the time period during which you were a shell company and how you became a shell company. Please also provide more details regarding the January 16, 2022 transaction that resulted in Mr. Edelson acquiring control of your company. Such discussion should address, but not be limited to, the promissory note in the principal amount of $45,000

delivered by Mr. Edelson as consideration for the transaction.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 at with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Eric Newlan